================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C.  20549

                                   ---------


                                   FORM 11-K

(Mark One)
[x]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

                  For the fiscal year ended December 31, 1996

                                       OR

[_]           TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934

               For the transition period from          to


                         Commission file number 1-8940

                                   ---------

                  Kraft Foods Employee Thrift-Investment Plan
                 Three Lakes Drive, Northfield, Illinois 60093

                     (Full title and address of the plan)


                          PHILIP MORRIS COMPANIES INC.
                                120 Park Avenue
                           New York, New York  10017

          (Name of issuer of the securities held pursuant to the plan and address of its principal executive office.)

================================================================================

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                          ANNUAL REPORT ON FORM 11-K
                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996



                               TABLE OF CONTENTS

                                                           Page(s)
                                                           -------

Report of Independent Accountants.....................        3

Financial Statements:
  Statements of Financial Condition as of December 31,
   1996 and 1995......................................      4-5
  Statements of Income and Changes in Plan Equity for
   the years ended December 31, 1996, 1995 and 1994...      6-8
  Notes to Financial Statements.......................     9-19

Signatures............................................       20

Schedules:
  Schedule I - Investments as of December 31, 1996....   S-1-11


  Other schedules are omitted because the information required is contained in the financial statements.

Exhibits:
  23. Consent of Independent Accountants.

                       REPORT of INDEPENDENT ACCOUNTANTS

To:  The Corporate Employee Plans Investment
     Committee of Philip Morris Companies Inc., the Corporate Employee Benefit Committee of
     Philip Morris Companies Inc., the Management
     Committee for Employee Benefits of Kraft
     Foods, Inc., the Administrative Committee and all Participants as a group (but not individually) of the Kraft Foods Employee Thrift-Investment Plan:

     We have audited the accompanying statements of financial condition of the Kraft Foods Employee Thrift-Investment Plan (formerly known as the General Foods Employee Thrift-Investment Plan and hereinafter referred to as the "Plan") as of December 31, 1996 and 1995, and the related statements of income and changes in plan equity for each of the three years in the period ended December 31, 1996 and the schedule of investments as of December 31, 1996. These financial statements and the financial statement schedule are the responsibility of the fiduciaries of the Plan appointed by Philip Morris Companies Inc. or Kraft Foods, Inc. (or their delegates). Our responsibility is to express an opinion on these financial statements and the financial statement schedule based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the fiduciaries, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Plan as of December 31, 1996 and 1995, and the income and changes in plan equity for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles. In addition, in our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information required to be included therein.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The fund information in the statements of financial condition and statements of income and changes in plan equity is presented for purposes of additional information rather than to present the financial condition and changes in income and plan equity of each fund. The fund information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                        COOPERS & LYBRAND L.L.P.
Chicago, Illinois
March 28, 1997

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1996
                           (in thousands of dollars)
                                  ---------

                                 Diversified
                                   Equity     Interest  Government
                                    Index      Income   Securities   Philip Morris
                                    Fund        Fund     Fund (GF)     Stock Fund     Total
                                 -----------  --------  -----------  --------------  --------
ASSETS:
 Allocated share of
   Trust net assets                   $5,778   $13,373      $1,149        $127,059   $147,359
 Employer contributions
   receivable                              1         1           1             221        224
 Interfund receivables
   (payables)                             79       381         140            (600)         -
                                      ------   -------      ------        --------   --------

      Total assets                     5,858    13,755       1,290         126,680    147,583
                                      ------   -------      ------        --------   --------

LIABILITIES:
 Distributions and
   withdrawals payable                    57       247          14           3,742      4,060
 General and administrative
   expenses payable                        1         5           1              33         40
                                      ------   -------      ------        --------   --------

      Total liabilities                   58       252          15           3,775      4,100
                                      ------   -------      ------        --------   --------

      Plan equity                     $5,800   $13,503      $1,275        $122,905   $143,483
                                      ======   =======      ======        ========   ========

  The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                       STATEMENT OF FINANCIAL CONDITION
                            as of December 31, 1995
                           (in thousands of dollars)
                                  ---------

                                 Diversified
                                   Equity     Interest  Government
                                    Index      Income   Securities   Philip Morris
                                    Fund        Fund     Fund (GF)     Stock Fund     Total
                                 -----------  --------  -----------  --------------  --------

ASSETS:
 Allocated share of
   Trust net assets                   $4,228   $12,880      $1,151        $116,797   $135,056
 Employer contributions
   receivable                              2         3           2             517        524
 Interfund receivables
   (payables)                            151       824           3            (978)         -
                                      ------   -------      ------        --------   --------

      Total assets                     4,381    13,707       1,156         116,336    135,580
                                      ------   -------      ------        --------   --------

LIABILITIES:
 Distributions and
   withdrawals payable                   103       290          23           1,867      2,283
 General and administrative
   expenses payable                        2         7           1              61         71
                                      ------   -------      ------        --------   --------

      Total liabilities                  105       297          24           1,928      2,354
                                      ------   -------      ------        --------   --------

      Plan equity                     $4,276   $13,410      $1,132        $114,408   $133,226
                                      ======   =======      ======        ========   ========


  The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1996
                           (in thousands of dollars)
                                  ---------

                                   Diversified
                                      Equity     Interest   Government
                                      Index       Income    Securities   Philip Morris
                                       Fund        Fund      Fund (GF)     Stock Fund      Total
                                   ------------  ---------  -----------  --------------  ---------

ADDITIONS:
  Employer contributions                 $  10      $  18        $  12         $ 2,367    $ 2,407
  Employee contributions                   435        667          135           4,690      5,927
  Allocated share of Trust
    investment activities:
      Interest income                                 786           63             147        996
      Dividend income                                                            5,127      5,127
      Net appreciation
        in fair value of
        investments                      1,089                                  25,050     26,139
                                        ------    -------       ------        --------   --------
                                         1,089        786           63          30,324     32,262
                                        ------    -------       ------        --------   --------

      Total additions                    1,534      1,471          210          37,381     40,596
                                        ------    -------       ------        --------   --------
DEDUCTIONS:
  Distributions and
    withdrawals                         (1,292)    (3,529)        (189)        (25,088)   (30,098)
  General and administrative
    expenses                                (9)       (30)          (2)           (200)      (241)
                                        ------    -------       ------        --------   --------

      Total deductions                  (1,301)    (3,559)        (191)        (25,288)   (30,339)
                                        ------    -------       ------        --------   --------

Net transfers among funds                1,291      2,181          124          (3,596)         -
                                        ------    -------       ------        --------   --------

      Net additions                      1,524         93          143           8,497     10,257

PLAN EQUITY:
  Beginning of year                      4,276     13,410        1,132         114,408    133,226
                                        ------    -------       ------        --------   --------
  End of year                           $5,800    $13,503       $1,275        $122,905   $143,483
                                        ======    =======       ======        ========   ========

   The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                 STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                      for the year ended December 31, 1995
                           (in thousands of dollars)

                                   Diversified
                                      Equity     Interest   Government
                                      Index       Income    Securities   Philip Morris
                                       Fund        Fund      Fund (GF)     Stock Fund      Total
                                   -----------   --------   ----------   -------------   ---------

ADDITIONS:
   Employer contributions             $   11      $    21      $   14       $  3,054      $  3,100
   Employee contributions                379          743         154          4,577         5,853
   Allocated share of Trust
     investment activities:
       Interest income                                791          46             96           933
       Dividend income                                                         4,684         4,684
       Net appreciation
          in fair value of
          investments                  1,212                       17         42,863        44,092
                                      ------      -------      ------       --------      --------
                                       1,212          791          63         47,643        49,709
                                      ------      -------      ------       --------      --------

       Total additions                 1,602        1,555         231         55,274        58,662
                                      ------      -------      ------       --------      --------

DEDUCTIONS:
   Distributions and
     withdrawals                        (859)      (2,221)       (156)       (17,748)      (20,984)
   General and administrative
     expenses                            (11)         (39)         (3)          (260)         (313)
                                      ------      -------      ------       --------      --------

       Total deductions                 (870)      (2,260)       (159)       (18,008)      (21,297)
                                      ------      -------      ------       --------      --------

Net transfers among funds                 73        1,598         101         (1,772)            -
Net transfers between plans              (59)        (112)        (18)        (1,159)       (1,348)
                                      ------      -------      ------       --------      --------

       Net additions                     746          781         155         34,335        36,017

PLAN EQUITY:
   Beginning of year                   3,530       12,629         977         80,073        97,209
                                      ------      -------      ------       --------      --------
   End of year                        $4,276      $13,410      $1,132       $114,408      $133,226
                                      ======      =======      ======       ========      ========





   The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY
                     for the year ended December 31, 1994
                           (in thousands of dollars)

                                    -------

                                   Diversified
                                      Equity     Interest   Government
                                      Index       Income    Securities   Philip Morris
                                       Fund        Fund      Fund (GF)     Stock Fund      Total
                                   -----------   --------   ----------   -------------   ----------

ADDITIONS:
   Employer contributions             $   11      $    17       $   13         $ 3,203     $  3,244
   Employee contributions                331          693          160           4,719        5,903
   Allocated share of Trust
     investment activities:
       Interest income                                853           53              27          933
       Dividend income                                                           4,406        4,406
       Net appreciation
          (depreciation) in
          fair value of
          investments                     64                        (3)          2,518        2,579
                                      ------      -------       ------         -------     --------
                                          64          853           50           6,951        7,918
                                      ------      -------       ------         -------     --------

       Total additions                   406        1,563          223          14,873       17,065
                                      ------      -------       ------         -------     --------

DEDUCTIONS:
   Distributions and
     withdrawals                        (742)      (3,695)        (933)        (16,227)     (21,597)
   General and administrative
     expenses                             (8)         (33)          (3)           (195)        (239)
                                      ------      -------       ------         -------     --------

       Total deductions                 (750)      (3,728)        (936)        (16,422)     (21,836)
                                      ------      -------       ------         -------     --------

Net transfers among funds                905        2,263          350          (3,518)           -
Transfers from (to)
   predecessor trusts                    174          334          (21)         (1,194)        (707)
Participants' loan repayments              1            1            1              (3)           -
                                      ------      -------       ------         -------     --------


       Net additions
          (deductions)                   736          433         (383)         (6,264)      (5,478)

PLAN EQUITY:
   Beginning of year                   2,794       12,196        1,360          86,337      102,687
                                      ------      -------       ------         -------     --------
   End of year                        $3,530      $12,629       $  977         $80,073     $ 97,209
                                      ======      =======       ======         =======     ========





   The accompanying notes are an integral part of these financial statements.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS

1.  General Description of the Plan:

    The Kraft Foods Employee Thrift-Investment Plan (formerly known as the General Foods Employee Thrift-Investment Plan and hereinafter referred to as the "Plan") is a defined contribution plan designed to encourage employees to save for retirement by providing eligible employees with an opportunity to invest a portion of their compensation and to share in the profits of certain operating units of Kraft Foods, Inc. (formerly known as Kraft General Foods, Inc. and hereinafter referred to as "Kraft Foods") by making such contribution. Kraft Foods is a subsidiary of Philip Morris Companies Inc. (the "Company").

    Hourly and certain salaried employees of Kraft Foods and certain of its domestic subsidiaries (the "Kraft Foods Companies") who are represented by designated collective bargaining units are eligible to participate in the Plan, provided they meet eligibility requirements. The benefits offered under the Plan may vary, depending upon the job location of the employee and the collective bargaining unit of which he or she is a member. After completing one year of service, eligible employees generally may make before-tax and/or after-tax contributions. Matching contributions by Kraft Foods from certain operating unit profits (the "Kraft Foods Matching Contributions") are contributed to the Plan in accordance with the formula described in Note 3. The provisions of the Plan are detailed in the official Plan document which legally governs the operation of the Plan.

    The administration of the Plan has generally been delegated to the Management Committee for Employee Benefits of Kraft Foods (the "Committee") comprised of employees of Kraft Foods. The Committee has appointed the Administrative Committee to handle certain Plan administration matters. The Corporate Employee Plans Investment Committee of Philip Morris Companies Inc. (the "Investment Committee") is responsible for the selection of the investment options in which participants elect to invest their assets in the Plan and monitors the performance of these investment options. The Committee and the Investment Committee are hereinafter collectively referred to as the "Fiduciaries".

    The Plan's assets are co-invested with the assets of the Kraft Foods Thrift Plan and other plans sponsored by Kraft Foods in a commingled investment fund known as the Kraft Foods Master Defined Contribution Trust (hereinafter referred to as the "Trust") for which Bankers Trust Company (the "Trustee") serves as the trustee (see Note 6).

    Participants have the option of investing their Plan Accounts (see Note 4) in 25 percent increments in the four funds listed below. Except for participants employed at the Naperville, Illinois facility of Kraft Foods (a "Naperville Participant"), Kraft Foods Matching Contributions are initially invested in the Philip Morris Stock Fund but may be allocated and invested in the same manner as participant contributions in the month following the month in which the Kraft Foods Matching Contributions are made.

                   KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    DIVERSIFIED EQUITY INDEX FUND (also referred to as the EQUITY INDEX FUND) - This fund is invested primarily in an index fund of stocks on a weighted average basis in approximately the same proportion as the Standard & Poor's Composite Index of 500 Stocks ("S&P 500").

    INTEREST INCOME FUND - This fund consists primarily of investment contracts entered into by the Trustee with financial institutions, each of which agrees to repay in full the amounts invested with the institution, plus interest. The assets of the Interest Income Fund are also invested in pools of mortgage-backed and asset-backed securities, corporate bonds, and obligations of the United States Government and its agencies. As an integral part of the purchase of each pool of these investments for the Interest Income Fund, a financial institution agrees to protect the pool to the extent its market value fluctuates from original cost, but not in the event of a default of any security in the pool.

    GOVERNMENT SECURITIES FUND (GF) - This fund includes primarily direct obligations of the U.S. Government or its agencies, obligations guaranteed by the U.S. Government or its agencies, and fully insured bank deposits. The average maturity of the securities in this fund is less than two years.

    PHILIP MORRIS STOCK FUND - This fund is invested in the common stock of the Company (the "Common Stock") and short-term temporary investments.

 None of the foregoing funds guarantees a return to the participant. Participants may change their options once a month, except that amounts may not be directly transferred between the Interest Income Fund and the Government Securities Fund (GF).

 Each participant may vote all the shares of Common Stock held in his or her Plan Accounts and invested in the Philip Morris Stock Fund. The Trustee will vote full and fractional shares of Common Stock in accordance with each individual participant's instruction. The Trustee votes those shares of Common Stock for which no or inadequate voting instructions have been received in the same proportions as the shares for which instructions have been received.

 At December 31, 1996 and 1995, there were 3,523 and 3,689 participants, respectively, some of whom elected to invest in more than one fund. Set forth below is the number of participants investing in each fund.

                                                    December 31,
                                                    ------------
                                                   1996      1995
                                                  ------    ------
    Diversified Equity Index Fund                    598       676
    Interest Income Fund                           1,052     1,265
    Government Securities Fund (GF)                  258       368
    Philip Morris Stock Fund                       3,331     3,574

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    Each participant is at all times fully vested in the balance of his or her After-Tax Contributions Account, Before-Tax Contributions Account, and in the balance of his or her Kraft Foods Matching Account attributable to amounts contributed before January 1, 1986 or transferred from the General Foods Employee Stock Ownership Plan ("ESOP") (see Note 4), and, in the case of a Naperville Participant, in the balance of the employer contribution-derived account transferred from the predecessor plan. A participant shall be fully vested in the balance in his or her Kraft Foods Matching Account upon attainment of age 55, permanent and total disability, or death while employed by Kraft Foods or any of its affiliates. A participant who is employed by Kraft Foods or any of its affiliates at other than the Naperville, Illinois facility of Kraft Foods shall become vested in his or her Kraft Foods Matching Account based on the number of years of vesting service determined in accordance with the following schedule:

                                                    Vested
                    Years of Service              Percentage
                    ----------------              -----------
                    Less than 3                        0%
                    3 but less than 4                 50%
                    4 but less than 5                 75%
                    5 or more                        100%

    A Naperville Participant shall be fully vested in the entire balance in his or her Kraft Foods Matching Account after two years of participation in the Plan (and the predecessor plan) or the completion of five years of service.

    Forfeitures:

       Kraft Foods Matching Contributions forfeited by terminated participants are used to reduce future Kraft Foods Matching Contributions to the Plan.

2.  Summary of Significant Accounting Policies:

    Valuation of Trust Investments:

       Investments in common trust funds of the General Employee Benefit Common Trust of Bankers Trust Company ("GEBT") are valued on the basis of the relative interest of each participating investor (including each participant) in the fair value of the underlying assets of each of the respective GEBT common trust funds.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    Investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments held in the Interest Income Fund are recorded at their contract values, which represent contributions and reinvested income, less any withdrawals plus accrued interest, because these investments have fully benefit-responsive features. For example, participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. However, withdrawals influenced by employer-initiated events, such as in connection with the sale of a business, may result in a distribution at other than contract value. There are no reserves against contract values for credit risk of contract issuers or otherwise. The fair value of the investment contracts and the pools of mortgaged-backed and asset-backed securities and other investments at December 31, 1996 and 1995 was $712,948,000 and $725,034,000,
    respectively. The average yield and crediting interest rate of the Interest Income Fund was approximately seven percent for 1996 and 1995. The crediting interest rate for the pools of mortgaged-backed and asset-backed securities and other investments is reset periodically by the issuer based on the relationship between the contract value and the fair value of the underlying securities, but cannot be less than zero. The crediting interest rate for the investment contracts is either agreed-to in advance with the issuer or varies based on an agreed-to formula, but cannot be less than zero.

    Securities listed on an exchange are valued at the closing price on the last business day of the year; listed securities for which no sale was reported on that date are recorded at the last reported bid price. However, if trading in Common Stock has been suspended on the New York Stock Exchange and not resumed before the end of any trading day, the Trustee will use the composite price listed in The Wall Street Journal on the next business day. Securities that are not listed on an exchange are generally traded in active markets and valued by the Trustee from quoted market prices.

    Short-term temporary investments are generally carried at cost, which approximates fair value.

Investment Transactions and Investment Income of the Trust:

    Investment transactions are accounted for on the dates purchases or sales are executed. Realized gains and losses are computed on the basis of average cost of investments sold. Dividend income is recorded on the ex-dividend date; interest income is recorded as earned on an accrual basis.

    In accordance with the policy of stating investments at fair value, the net appreciation (depreciation) in the fair value of investments reflects both realized gains or losses and the change in the unrealized appreciation (depreciation) of investments held at year-end (see Note 7).

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

3.  Contributions:

    No contribution is required from any eligible employee under the Plan. Eligible employees (other than Naperville Participants) may elect to contribute from one percent to 10 percent of his or her base rate of compensation, but contributions from base compensation over $15,000 may not exceed six percent. A Naperville Participant may elect to contribute from one percent to 16 percent of his or her compensation, but only contributions not in excess of six percent of compensation are eligible for Kraft Foods Matching Contributions described below.

    Contributions by participants employed at certain operating unit locations may be made on a before-tax basis, an after-tax basis, or in a combination of the two, while contributions by participants employed at certain other operating unit locations may be made only on an after-tax basis. The percentage of compensation available for both before-tax and after-tax contributions may vary from year-to-year. The aggregate contributions actually made by participants may not cause the Plan to violate limitations on such contributions set forth in the Internal Revenue Code of 1986, as amended (the "Code"). The Code also imposes a dollar limitation on the amount of before-tax contributions for a calendar year. For 1996, a participant's before-tax contributions were limited to $9,500; for 1997, a participant's before-tax contributions will be limited to $9,500.

    Each year Kraft Foods Matching Contributions are based on the amount of each participant's contributions to the Plan, subject to certain limitations under the Code. Kraft Foods Matching Contributions on behalf of Naperville Participants equal 25 percent of each Naperville Participant's contributions not in excess of six percent of compensation.

    The Kraft Foods Matching Contributions percentage is the greater of (i) 75 percent of the matching contribution rate under the Kraft Foods Thrift Plan or (ii) from 30 percent to 65 percent of a participant's contributions, depending on the annual percent change in earnings shown in the table below. The Kraft Foods Matching Contributions percentage to the Plan for a Plan year cannot exceed the percentage contributed by Kraft Foods to the Kraft Foods Thrift Plan for the same year. The average annual percent change in earnings is the percent change in earnings, before income taxes, goodwill amortization, interest and Company assessments of certain operating units of Kraft Foods, over the five-year period immediately preceding the Plan year for which the Kraft Foods Matching Contributions are to be made.

                                           The Kraft Foods Matching
           If Annual Percent           Contribution as a Percentage of
         Change in Earnings Is           Participant Contributions Is
         ----------------------        -------------------------------
             +5% (or less)                           30%
             6-8%                                    35%
             9-11%                                   40%
             12-14%                                  45%
             15-17%                                  50%
             18-20%                                  55%
             21-23%                                  60%
             24% (or more)                           65%

                   KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (continued)

    Currently, the Kraft Foods Matching Contributions percentage for the following Plan year is announced before the end of the preceding year. The Kraft Foods Matching Contributions percentage was 43 percent, 55 percent and 57 percent in 1996, 1995 and 1994, respectively.

    Participants' contributions are recorded in the period in which they are withheld by the Kraft Foods Companies. Kraft Foods Matching Contributions for the year are accrued by the Plan based upon the amount to be funded each year in accordance with the Plan's formula noted above.

    Kraft Foods Matching Contributions are discretionary. While Kraft Foods has not expressed any intent to discontinue making Kraft Foods Matching Contributions, it is free to do so at any time. Kraft Foods Matching Contributions and participant contributions are subject to specified limitations as described in the Code and the Employee Retirement Income Security Act of 1974, as amended ("ERISA").

    The Plan provides, in the event of a Change of Control (as defined in the Plan) of the Company, for the preservation of the Kraft Foods Matching Contributions for all participants for the year in which the Change of Control occurs and for two years thereafter.

4.  Valuation of Participant Accounts:

    The Trustee maintains Accounts for each participant to reflect the source and the participant's share of the funds invested in the Trust:

        Account                             Source
        -------                             ------
        Kraft Foods Matching Account        Kraft Foods Matching Contributions and
                                            amounts transferred from the ESOP and
                                            other predecessor plans

        Before-Tax Contributions Account    Before-Tax Contributions

        After-Tax Contributions Account     After-Tax Contributions

    At the end of each month, the Trustee determines the current fair value of each of the investment funds in the Trust described in Note 1. The fair value of each participant's share in the Trust is determined with respect to their Kraft Foods Matching Account, Before-Tax Contributions Account and After-Tax Contributions Account, on the basis of their proportionate share in each fund.

5.  Withdrawals and Distributions:

    Participants may make withdrawals against their Kraft Foods Matching, Before-Tax Contributions and After-Tax Contributions Accounts under limited circumstances in accordance with the provisions outlined in the Plan.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

   Upon termination of employment, including retirement, a participant has several options available, as described in the Plan, with respect to the distribution of his or her Accounts. Normally, distributions are made one month after such termination.

   In the event the Plan is terminated, distributions will be made in accordance with the current value of participants' Accounts under the direction of the Committee and in accordance with the Code.

6. Investments Held by the Trust:

   The Plan's allocated share of the Trust's net assets and investment activities is based upon the total of each individual participant's share of the Trust. The Plan's approximate allocated share of the Trust and its approximate allocated share of the net assets of each fund in the Trust at December 31, 1996 and 1995, respectively, were:

                                                   1996       1995
                                                  ------     ------
          Trust                                      6%         6%

          Diversified Equity Index Fund              1%         1%
          Interest Income Fund                       2%         2%
          Government Securities Fund (GF)          100%       100%
          Philip Morris Stock Fund                  11%        10%

   The Plan's approximate allocated share of the Trust's investment activities for the years ended December 31, 1996, 1995 and 1994, was eight percent, eight percent and seven percent, respectively.

   Most expenses incurred in administering the Plan and paid to third parties are borne by the Trust. The following expenses are paid from the Plan's assets: investment management fees, brokerage commissions, trustee's fees, audit fees, recordkeeping fees and legal fees. For 1996 and 1995, the approximate amount of such expenses expressed as a percentage of the average net assets of each fund under the Plan, are as follows:

                                                   1996       1995
                                                  ------     ------
          Diversified Equity Index Fund            0.18%      0.28%
          Interest Income Fund                     0.22%      0.30%
          Government Securities Fund (GF)          0.17%      0.28%
          Philip Morris Stock Fund                 0.17%      0.27%


   Investments that represented five percent or more of total Trust assets as of December 31, 1996 and 1995, were:

                                                  1996        1995
                                                 ------      ------
          Philip Morris Stock Fund
            Common Stock                      $1,055,822   $1,071,626
          Equity Index Fund
            GEBT Equity Index Fund              $442,151     $312,179

   The GEBT Equity Index Fund currently includes Common Stock.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)

At December 31, 1996 and 1995, the financial position of the Trust was:

                                               1996                  1995
                                            ----------            ----------
Assets:
 Investments at fair value:
  Equity Index Fund:
   GEBT Equity Index Fund
    (cost $296,077 and $230,148)            $  442,151            $  312,179
   Short-term temporary investments
    (cost approximates fair value)                 945                 3,928
  Interest Income Fund:
   Investment contracts (at contract value)
    (cost approximates contract value)         719,263               729,677
   Short-term temporary investments
    (cost approximates fair value)              31,250                74,111
  Government Securities Fund:
   Government securities
    (cost $25,873 and $26,340)                  25,693                27,129
   Federal Agency Obligations
    (cost $2,979)                                2,911                     -
   Short-term temporary investments
    (cost approximates fair value)                 812                 4,060
  Government Securities Fund (GF):
   Government securities
    (cost approximates fair value)               1,184                 1,198
   Short-term temporary investments
    (cost approximates fair value)                 110                    59
  Philip Morris Stock Fund:
   Common stock
    (cost $439,309 and $478,175)             1,055,822             1,071,626
   Short-term temporary investments
    (cost approximates fair value)              28,613                26,940
  International Equity Fund:
   International Equity Fund
    (cost $52,300 and $21,536)                  56,401                22,713
   Short-term temporary investments
    (cost approximates fair value)                 114                   216
  Balanced Fund:
   Balanced Fund
    (cost $72,891 and $28,863)                  77,163                29,655
   Short-term temporary investments
    (cost approximates fair value)                 189                   152
  Growth Equity Fund:
   Growth Equity Fund
    (cost $117,557 and $66,204)                122,194                65,591
   Short-term temporary investments
    (cost approximates fair value)                 312                   465
 Other investments:
  Participants' Loan Account:
   Loans to participants                        37,375                34,968
                                            ----------            ----------
   Total investments                         2,602,502             2,404,667
 Receivables:
  Interest income                                1,063                 1,052
  Dividend income                               11,308                11,926
  Other receivables                              2,980                     -
                                            ----------            ----------
   Total assets                              2,617,853             2,417,645
Liabilities:
  Other payables                                 1,264                 1,240
                                            ----------            ----------
   Net assets                               $2,616,589            $2,416,405
                                            ==========            ==========

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)


   The changes in the Trust net assets for the years ended December 31, 1996, 1995 and 1994, were:

                                        1996         1995         1994
                                     ----------   ----------   ----------
Additions:
 Employer contributions              $   35,823   $   42,957   $   45,559
 Employee contributions                  94,665      104,014      112,998

Transfers from predecessor trusts           300         (448)      54,833

Investment activities:
 Interest                                47,971       55,956       53,007
 Dividends                               56,586       51,225       40,029
 Interest on participant loans            2,598        2,394        2,304
                                     ----------   ----------   ----------
                                        107,155      109,575       95,340
 Net appreciation
    in fair value of investments        313,941      512,078       26,296
                                     ----------   ----------   ----------
    Net investment activities           421,096      621,653      121,636

Deductions:
 Distributions and withdrawals         (348,908)    (258,160)    (150,932)
 General and administrative
   expenses                              (2,792)      (3,133)      (1,628)
                                     ----------   ----------   ----------

Increase in Trust net assets            200,184      506,883      182,466

Net assets:
 Beginning of year                    2,416,405    1,909,522    1,727,056
                                     ----------   ----------   ----------
 End of year                         $2,616,589   $2,416,405   $1,909,522
                                     ==========   ==========   ==========


  The transfers from the predecessor trusts for the year ended December 31, 1994, includes the transfer of assets to the Trust of the assets of the former Entenmann's Plan in the amount of $52,343.

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                           (in thousands of dollars)
                                  (continued)




7. Net Appreciation (Depreciation) in Fair Value of Trust Investments:

The realized gains and losses on disposals and changes in unrealized appreciation or depreciation of investments in the Trust for the years ended December 31, 1996, 1995, and 1994 were:

                                                                                                          Freihofer
                                                                                                          Equitable
                                        Equity         Government       Government                         Capital
                                         Index         Securities       Securities      Philip Morris     Management
                                         Fund             Fund            Fund (GF)      Stock Fund          Fund
                                    ------------      ------------     ------------     -------------    ------------
1996
----
 Realized gains (losses):
     Proceeds                           $ 51,031           $ 9,262          $ 1,436         $ 373,172
     Cost                                 37,037             9,271            1,436           172,650
                                        --------           -------          -------         ---------         -------

       Net realized gains
          (losses)                        13,994                (9)             -             200,522
                                        --------           -------          -------         ---------         -------
 Unrealized appreciation
     (depreciation):
     Beginning of year                    82,031               789                            593,451
     End of year                         146,074              (248)                           616,513
                                        --------           -------          -------         ---------         -------
         Increase (decrease)              64,043            (1,037)             -              23,062
                                        --------           -------          -------         ---------         -------
 Net appreciation
     (depreciation) in fair
      value of investments              $ 78,037           $(1,046)         $   -           $ 223,584
                                        ========           =======          =======         =========         =======

 1995
 ----
 Realized gains:
     Proceeds                           $ 44,833           $16,505          $ 1,431         $ 173,058         $12,642
     Cost                                 37,484            16,505            1,431            94,527           6,063
                                        --------           -------          -------         ---------         -------
       Net realized gains                  7,349               -                -              78,531           6,579
                                        --------           -------          -------         ---------         -------

 Unrealized appreciation
     (depreciation):
     Beginning of year                     3,838              (109)                           231,434           6,636
     Transfer from Entenmann's                                                                 16,383
     End of year                          82,031               789                            593,451
                                        --------           -------          -------         ---------         -------
         Increase (decrease)              78,193               898              -             345,634          (6,636)
                                        --------           -------          -------         ---------         -------

 Net appreciation
     (depreciation) in fair
      value of investments              $ 85,542           $   898          $   -           $ 424,165         $   (57)
                                        ========           =======          =======         =========         =======

 1994
 ----
 Realized gains (losses):
     Proceeds                           $194,914           $ 3,955          $ 1,860         $  44,214         $ 1,455
     Cost                                135,224             3,969            1,867            31,833             659
                                        --------           -------          -------         ---------         -------
       Net realized gains
          (losses)                        59,690               (14)              (7)           12,381             796
                                        --------           -------          -------         ---------         -------


 Unrealized appreciation
     (depreciation):
     Beginning of year                    59,995                 1               (5)          220,615           7,743
     End of year                           3,838              (109)                           231,434           6,636
                                        --------           -------          -------         ---------         -------
         (Decrease) increase             (56,157)             (110)               5            10,819          (1,107)
                                        --------           -------          -------         ---------         -------

 Net appreciation
     (depreciation) in fair
      value of investments              $  3,533           $  (124)         $    (2)        $  23,200         $  (311)
                                        ========           =======          =======         =========         =======




                                         International                 Growth
                                             Equity       Balanced     Equity
                                             Fund          Fund          Fund         Total
                                        ---------------  ----------- ------------  ------------
1996
----
 Realized gains (losses):
     Proceeds                                  $ 15,309      $ 9,120      $25,847      $485,177
     Cost                                        14,552        8,758       25,254       268,958
                                               --------      -------      -------      --------

       Net realized gains
          (losses)                                  757          362          593       216,219
                                               --------      -------      -------      --------
 Unrealized appreciation
     (depreciation):
     Beginning of year                            1,177          792         (613)      677,627
     End of year                                  4,101        4,272        4,637       775,349
                                               --------      -------      -------      --------
         Increase (decrease)                      2,924        3,480        5,250        97,722
                                               --------      -------      -------      --------

 Net appreciation
     (depreciation) in fair
      value of investments                     $  3,681      $ 3,842      $ 5,843      $313,941
                                               ========      =======      =======      ========
 1995
 ----
 Realized gains:
     Proceeds                                  $  2,036      $ 1,859       $2,514      $254,878
     Cost                                         2,012        1,813        2,410       162,245
                                               --------      -------      -------      --------
       Net realized gains                            24           46          104        92,633
                                               --------      -------      -------      --------
 Unrealized appreciation
     (depreciation):
     Beginning of year                                                                  241,799
     Transfer from Entenmann's                                                           16,383
     End of year                                  1,177          792         (613)      677,627
                                               --------      -------      -------      --------
         Increase (decrease)                      1,177          792         (613)      419,445
                                               --------      -------      -------      --------
 Net appreciation
     (depreciation) in fair
      value of investments                     $  1,201      $   838      $  (509)     $512,078
                                               ========      =======      =======      ========

 1994
 ----
 Realized gains (losses):
     Proceeds                                                                          $246,398
     Cost                                                                               173,552
                                               --------      -------      -------      --------
       Net realized gains
          (losses)                                                                       72,846
                                               --------      -------      -------      --------

 Unrealized appreciation
     (depreciation):
     Beginning of year                                                                  288,349
     End of year                                                                        241,799
                                               --------      -------      -------      --------
         (Decrease) increase                                                            (46,550)
                                               --------      -------      -------      --------
 Net appreciation
     (depreciation) in fair
      value of investments                                                             $ 26,296
                                               ========      =======      =======      ========

                  KRAFT FOODS EMPLOYEE THRIFT-INVESTMENT PLAN
                         NOTES TO FINANCIAL STATEMENTS
                                  (concluded)

8.  Tax Status:

    The U.S. Treasury Department has determined that the Plan, as amended and in effect as of January 1, 1993, constitutes a qualified plan under Section 401(a) of the Code and the related Trust is, therefore, exempt from Federal income taxes under the provisions of Section 501(a) of the Code. The Fiduciaries believe that the Plan continues to be administered in accordance with the applicable provisions of the Code.

    Therefore, participants will not be subject to income tax on Kraft Foods Matching Contributions, or before-tax contributions made on their behalf by Kraft Foods when made to the Trust, nor on earnings credited to their Accounts until withdrawn or distributed.

                                  SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Committee for Employee Benefits of Kraft Foods, Inc., having administrative responsibility of the Plan, has duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          KRAFT FOODS EMPLOYEE
                                         THRIFT-INVESTMENT PLAN
                                            (Name of Plan)



                                          By      /s/ TERRY M. FAULK
                                             ----------------------------------
                                                Terry M. Faulk, Chairman,
                                            Management Committee for Employee
                                               Benefits of Kraft Foods, Inc.

Date:  March 28, 1997

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

            Column A                                             Column B          Column C         Column D
            --------                                             --------          --------         --------
                                                                Face Amount          Cost
                                                                 or Number         Basis of
 Name of Issuer and Title of Issue                            of Shares/Units     Investments      Fair Value
 ---------------------------------                            ---------------     -----------      ----------
 EQUITY INDEX FUND  --  17.03%

 GEBT Equity Index Fund  --  16.99%                                   259,974     $296,077,339    $442,150,965

 Short-Term Investments  --  0.04%

 GEBT Short-Term Investment Fund                                      944,612          944,612         944,612
                                                                                  ------------    ------------

         Total Equity Index Fund                                                   297,021,951     443,095,577
                                                                                  ------------    ------------
 INTEREST INCOME FUND  --  28.84%

 Investment Contracts  --  27.64%
 (The amounts included in Column D for the
 investment contracts represent contract value,
 see Note 2.)

 Participation Contracts with Institutions  --  17.22%

 Connecticut General Ins.
    No. 7771         4.55%
    matures          1/1/1997                                      11,761,408       11,761,408      11,761,408
 J P Morgan
    No. 95-03        8.10%
    matures          1/25/1997                                     25,877,500       25,877,500      25,877,500
 Hartford Life Ins. Co.
    No. 9108         8.74%
    matures          5/1/1997                                      32,378,796       32,378,796      32,378,796
 Confederation Life Ins.
    No. 62325        0.00%
    matures          5/1997                                        21,109,885       21,109,885      21,109,885
 Provident Mutual
    No. 008159-001   8.55%
    matures          3/1/1998                                       1,004,095        1,004,095       1,004,095
 Mass Mutual
    No. 10223        8.25%
    matures          4/30/1998                                     11,913,686       11,913,686      11,913,686
 Provident National Assurance
    No. 02705689     6.96%
    matures          7/31/1998                                     23,799,860       23,799,860      23,799,860
 Connecticut General Life Ins.
    No. 25119        8.81%
    matures          8/1/1998                                      21,756,995       21,756,995      21,756,995
 Hartford Life Ins. Co.
    No. 10225        5.68%
    matures          1/31/1999                                     20,052,910       20,052,910      20,052,910
 Allstate Life Insurance Company
    No. 5428         6.15%
    matures          4/30/1999                                     36,609,754       36,609,754      36,609,754

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


                     Column A                                      Column B               Column C           Column D
                     --------                                      --------               --------           --------
                                                                  Face Amount               Cost
                                                                   or Number              Basis of
Name of Issuer and Title of Issue                              of Shares/Units          Investments         Fair Value
---------------------------------                              ---------------          -----------         ----------

Participation Contracts with Institutions (continued)

Allstate Life Ins. Co.
 No. 5581             7.23%
 matures              5/20/1999                                      1,943,201      $     1,943,201    $     1,943,201
CNA Insurance Co.
 No. 24023            6.61%
 matures              6/29/2001                                     20,017,544           20,017,544         20,017,544
Sun America Life
 No. 4696             6.67%
 matures              12/31/2001                                    20,017,698           20,017,698         20,017,698
Mass Mutual
 No. 1040             6.21%                                         32,695,251           32,695,251         32,695,251
Prudential
 No. 7269             6.16%                                         70,734,000           70,734,000         70,734,000
New York Life
 No. 20013            6.39%                                         31,985,090           31,985,090         31,985,090
John Hancock
 No. 6436             5.82%                                         64,373,330           64,373,330         64,373,330
                                                                                    ---------------    ---------------

         Total Contracts                                                                448,031,003        448,031,003
                                                                                    ---------------    ---------------
Financial Institution Pools  --  10.42%

National Westminster Bank
 No. SAM 0104B   4.28%
  GEBT Short-Term Investment Fund                                                           668,903            668,903
  Confederation Life Insurance GAC No. 62381
   matured          11/30/1995         8.61%                                              8,108,070          8,108,070
  Federal National Mortgage Association Remic
   matures          6/25/2005          6.25%                                              2,367,771          2,367,771
  Federal National Mortgage Association Remic
   matures          8/25/2005          6.00%                                                514,937            514,937
  Federal National Mortgage Association Remic
   matures          8/25/2012          5.60%                                              1,576,665          1,576,665
  Federal National Mortgage Association Remic
   matures          8/25/2013          6.70%                                              4,044,382          4,044,382
  Federal National Mortgage Association Remic
   matures          9/25/2015          6.00%                                              2,353,243          2,353,243
  Federal National Mortgage Association Remic
   matures          6/25/2016          5.70%                                              4,366,089          4,366,089
  Federal National Mortgage Association Remic
   matures          7/25/2016          5.65%                                              2,341,523          2,341,523
  Federal National Mortgage Association Remic
   matures          1/25/2020          7.00%                                                854,086            854,086
  Federal National Mortgage Association Pool
   matures          7/1/2008           7.00%                                              1,041,452          1,041,452
  Federal National Mortgage Association Pool
   matures          8/1/2008           7.00%                                              1,030,303          1,030,303

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996



                    Column A                             Column B               Column C          Column D
                    --------                          ---------------         ------------        --------
                                                        Face Amount               Cost
                                                         or Number               Basis of
Name of Issuer and Title of Issue                     of Shares/Units          Investments        Fair Value
---------------------------------                     ---------------         ------------        ----------
Financial Institution Pools (continued)

 National Westminster Bank (continued)
  Federal National Mortgage Association Pool
   matures          1/1/2009            6.50%                               $         171,619   $       171,619
  Federal National Mortgage Association Pool
   matures          2/1/2009            6.50%                                         613,304           613,304
  Federal National Mortgage Association Pool
   matures          3/1/2009            6.50%                                         205,223           205,223
  Federal National Mortgage Association Pool
   matures          5/1/2009            6.50%                                       1,271,306         1,271,306
  Government National Mortgage Association Pool
   matures          12/15/2023          6.50%                                         284,287           284,287
  Government National Mortgage Association Pool
   matures          3/15/2024           6.50%                                          93,774            93,774
  Government National Mortgage Association Pool
   matures          4/15/2024           6.50%                                       1,776,787         1,776,787
  Government National Mortgage Association Pool
   matures          5/15/2024           6.50%                                       1,276,524         1,276,524
  Federal Home Loan Mtg. Corporation
   matures          8/15/2005           6.25%                                       1,184,252         1,184,252
  Federal Home Loan Mtg. Corporation
   matures          4/1/2008            7.00%                                         127,322           127,322
  Federal Home Loan Mtg. Corporation
   matures          8/15/2008           6.50%                                       1,692,931         1,692,931
  Federal Home Loan Mtg. Corporation
   matures          9/1/2008            6.50%                                          46,077            46,077
  Federal Home Loan Mtg. Corporation
   matures          12/1/2008           6.50%                                          48,731            48,731
  Federal Home Loan Mtg. Corporation
   matures          2/1/2009            6.50%                                       2,029,335         2,029,335
  Federal Home Loan Mtg. Corporation
   matures          6/1/2009            6.50%                                          88,055            88,055
  Federal Home Loan Mtg. Corporation
   matures          10/1/2010           7.00%                                         260,939           260,939
  Federal Home Loan Mtg. Corporation
   matures          2/1/2011            6.50%                                         138,688           138,688
  Federal Home Loan Mtg. Corporation
   matures          2/1/2011            7.00%                                         791,070           791,070
  Federal Home Loan Mtg. Corporation
   matures          3/1/2011            7.00%                                       1,271,320         1,271,320
  Federal Home Loan Mtg. Corporation
   matures          4/15/2011           5.00%                                       1,769,714         1,769,714
  Federal Home Loan Mtg. Corporation
   matures          12/15/2015          6.50%                                       2,887,649         2,887,649
  Federal Home Loan Mtg. Corporation
   matures          6/15/2016           7.00%                                         318,819           318,819
  Federal Home Loan Mtg. Corporation
   matures          1/15/2018           6.00%                                       4,415,122         4,415,122
                                                                            -----------------   ---------------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


        Column A                                            Column B         Column C          Column D
        --------                                            --------         --------          --------
                                                           Face Amount         Cost
                                                            or Number         Basis of
 Name of Issuer and Title of Issue                       of Shares/Units    Investments       Fair Value
 ---------------------------------                       ---------------    -----------       ----------
 Financial Institution Pools (continued)

 National Westminster Bank (continued)

 Total National Westminster Bank Contract                                   $52,030,272       $52,030,272
                                                                            -----------       -----------
 Trans America Life Insurance Company
   No. 76594   6.82%
     GEBT Short-Term Investment Fund                                          7,487,114         7,487,114
     U. S. Treasury Note
       matures           6/30/1998           6.25%                            1,399,192         1,399,192
     U. S. Treasury Note
       matures           9/30/1998           6.00%                            1,770,883         1,770,883
     U. S. Treasury Note
       matures           12/31/1998          5.75%                            1,801,674         1,801,674
     U. S. Treasury Note
       matures           5/15/1999           6.38%                           11,137,269        11,137,269
     U. S. Treasury Note
       matures           11/15/1999          5.88%                              916,316           916,316
     U. S. Treasury Note
       matures           6/30/2001           6.63%                            2,469,791         2,469,791
     U. S. Treasury Note
       matures           9/30/2001           6.38%                              279,189           279,189
     U. S. Treasury Note
       matures           12/31/2001          6.13%                            3,595,726         3,595,726
     U. S. Treasury Note
       matures           5/15/2006           6.88%                            1,592,869         1,592,869
     Federal National Mortgage Association Pool
       matures           11/1/2002           7.00%                               55,748            55,748
     Federal National Mortgage Association Pool
       matures           4/1/2003            7.00%                              151,031           151,031
     Federal National Mortgage Association Pool
       matures           5/1/2003            7.00%                              192,231           192,231
     Federal National Mortgage Association Pool
       matures           6/1/2003            7.00%                              342,011           342,011
     Federal National Mortgage Association Pool
       matures           4/1/2026            7.00%                              130,578           130,578
     Federal National Mortgage Association Pool
       matures           5/1/2026            7.00%                              189,143           189,143
     Federal National Mortgage Association Pool
       matures           6/1/2026            7.00%                              181,817           181,817
     Federal National Mortgage Association Pool
       matures           7/1/2026            7.00%                               10,098            10,098
     Federal National Mortgage Association Pool
       matures           8/1/2026            7.00%                               33,608            33,608
     Federal National Mortgage Association Pool
       matures           9/1/2026            7.00%                              167,014           167,014
     Federal National Mortgage Association Pool
       matures           10/1/2026           7.00%                              245,231           245,231

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996




                    Column A                                       Column B              Column C          Column D
                    --------                                    ---------------         -----------       ---------
                                                                 Face Amount               Cost
                                                                  or Number              Basis of
 Name of Issuer and Title of Issue                              of Shares/Units         Investments        Fair Value
----------------------------------                              ---------------         -----------        ----------
 Financial Institution Pools (continued)

 Trans America Life Insurance Company (continued)
   Federal National Mortgage Association Pool
    matures           12/1/2026          7.00%                                        $        959,819   $       959,819
   Federal National Mortgage Association
    matures           9/1/2021           8.00%                                               2,576,286         2,576,286
   Government National Mortgage Association
    matures           2/1/2021           9.00%                                                 612,717           612,717
   Federal Home Loan Mtg. Corporation
    matures           5/1/2007           7.50%                                               1,128,692         1,128,692
   Federal Home Loan Mtg. Corporation
    matures           7/1/2026           6.50%                                               2,376,643         2,376,643
                                                                                      ----------------   ---------------
 Total Trans America Life Insurance Company Contract                                        41,802,690        41,802,690
                                                                                      ----------------   ---------------
 Commonwealth Life Insurance Company No. ADA00199TR, 6.22%,
 Peoples Life Insurance Company No. BDA00291TR, 6.37% &
 Trans America Life Insurance Company No. 76586, 5.62%
   GEBT Short-Term Investment Fund                                                          32,146,777        32,146,777
   U. S. Treasury Note
    matures           6/30/1998          6.25%                                               2,429,586         2,429,586
   U. S. Treasury Note
    matures           9/30/1998          6.00%                                               9,204,797         9,204,797
   U. S. Treasury Note
    matures           12/31/1998         5.75%                                               9,249,548         9,249,548
   U. S. Treasury Note
    matures           5/15/1999          6.38%                                              20,682,257        20,682,257
   U. S. Treasury Note
    matures           11/15/1999         5.88%                                              12,997,667        12,997,667
   U. S. Treasury Note
    matures           2/29/2000          7.13%                                               2,251,283         2,251,283
   U. S. Treasury Note
    matures           6/30/2001          6.63%                                               9,517,681         9,517,681
   U. S. Treasury Note
    matures           9/30/2001          6.38%                                               1,176,769         1,176,769
   U. S. Treasury Note
    matures           12/31/2001         6.13%                                              16,589,539        16,589,539
   U. S. Treasury Note
    matures           7/15/2006          7.00%                                                 667,757           667,757
   Federal National Mortgage Association
    matures           11/23/2001         6.35%                                                 341,296           341,296
   Federal National Mortgage Association
    matures           9/9/2003           5.97%                                                 514,159           514,159
   Federal National Mortgage Association
    matures           10/25/2004         8.40%                                                 665,643           665,643
   Federal National Mortgage Association
    matures           11/10/2004         8.63%                                               1,257,242         1,257,242

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


                Column A                                     Column B              Column C           Column D
                --------                                     --------              --------           --------
                                                            Face Amount              Cost
                                                             or Number              Basis of
Name of Issuer and Title of Issue                         of Shares/Units         Investments        Fair Value
---------------------------------                         ---------------         -----------        ----------

Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company & Trans America Life Insurance Company (continued)
  Federal National Mortgage Association Pool
   matures          6/1/2001            10.50%                                   $   1,169,781      $   1,169,781
  Federal National Mortgage Association Pool
   matures          12/1/2002           6.00%                                           45,064             45,064
  Federal National Mortgage Association Pool
   matures          2/1/2003            6.00%                                          987,864            987,864
  Federal National Mortgage Association Pool
   matures          3/1/2003            6.00%                                           30,101             30,101
  Federal National Mortgage Association Pool
   matures          4/1/2003            6.00%                                           96,329             96,329
  Federal National Mortgage Association Pool
   matures          9/1/2007            7.00%                                          254,869            254,869
  Federal National Mortgage Association Pool
   matures          6/1/2008            7.00%                                          126,761            126,761
  Federal National Mortgage Association Pool
   matures          8/1/2008            7.00%                                        1,229,298          1,229,298
  Federal National Mortgage Association Pool
   matures          12/1/2008           6.00%                                          326,260            326,260
  Federal National Mortgage Association Pool
   matures          2/1/2009            6.00%                                          797,532            797,532
  Federal National Mortgage Association Pool
   matures          3/1/2009            6.00%                                          355,401            355,401
  Federal National Mortgage Association Pool
   matures          3/1/2011            6.50%                                          475,099            475,099
  Federal National Mortgage Association Pool
   matures          2/1/2023            7.00%                                          387,455            387,455
  Federal National Mortgage Association Pool
   matures          5/1/2023            8.00%                                        2,234,254          2,234,254
  Federal National Mortgage Association Pool
   matures          2/1/2024            6.50%                                          461,246            461,246
  Federal National Mortgage Association Pool
   matures          2/1/2024            7.00%                                        1,267,814          1,267,814
  Federal National Mortgage Association Pool
   matures          4/1/2024            6.50%                                          154,870            154,870
  Federal National Mortgage Association Pool
   matures          5/1/2024            6.50%                                          420,761            420,761
  Federal National Mortgage Association Pool
   matures          6/1/2024            6.50%                                          657,839            657,839
  Federal National Mortgage Association Pool
   matures          11/1/2024           9.00%                                          445,065            445,065
  Federal National Mortgage Association Pool
   matures          7/1/2025            7.00%                                        1,060,349          1,060,349
  Federal National Mortgage Association Pool
   matures          8/1/2025            7.00%                                          586,886            586,886

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

           Column A                                               Column B            Column C           Column D
           --------                                               --------            --------           --------
                                                                  Face Amount           Cost
                                                                   or Number          Basis of
Name of Issuer and Title of Issue                              of Shares/Units       Investments         Fair Value
---------------------------------                              ---------------       -----------         ----------
Financial Institution Pools (continued)

Commonwealth Life Insurance Company, Peoples Life Insurance
Company & Trans America Life Insurance Company (continued)
     Federal National Mortgage Association Pool
       matures              4/1/2026             7.00%                               $1,772,204          $1,772,204
     Federal National Mortgage Association Pool
       matures              10/1/2026            7.00%                                  293,720             293,720
     Government National Mortgage Association Pool
       matures              11/15/2017           9.50%                                1,640,665           1,640,665
     Government National Mortgage Association Pool
       matures              12/15/2019           9.00%                                  311,303             311,303
     Government National Mortgage Association Pool
       matures              1/15/2020            9.00%                                  157,022             157,022
     Government National Mortgage Association Pool
       matures              5/15/2020            9.00%                                  348,067             348,067
     Government National Mortgage Association Pool
       matures              11/15/2020           9.00%                                  284,443             284,443
     Government National Mortgage Association Pool
       matures              12/15/2020           9.00%                                  255,567             255,567
     Government National Mortgage Association Pool
       matures              8/15/2021            9.00%                                  438,442             438,442
     Government National Mortgage Association Pool
       matures              10/15/2021           9.00%                                  377,590             377,590
     Government National Mortgage Association Pool
       matures              10/20/2021           9.50%                                1,052,170           1,052,170
     Government National Mortgage Association Pool
       matures              11/15/2021           9.00%                                  188,364             188,364
     Government National Mortgage Association Pool
       matures              1/15/2022            9.00%                                   51,323              51,323
     Government National Mortgage Association Pool
       matures              3/15/2024            6.50%                                  401,633             401,633
     Government National Mortgage Association Pool
       matures              4/15/2024            6.50%                                  390,394             390,394
     Government National Mortgage Association Pool
       matures              5/15/2024            6.50%                                1,999,237           1,999,237
     Government National Mortgage Association Pool
       matures              7/15/2024            6.50%                                1,361,039           1,361,039
     Government National Mortgage Association Pool
       matures              1/15/2025            9.00%                                  873,781             873,781
     Federal Home Loan Mtg. Corporation
       matures              11/1/2008            6.00%                                3,640,485           3,640,485
     Federal Home Loan Mtg. Corporation
       matures              3/1/2009             6.50%                                1,490,923           1,490,923
     Federal Home Loan Mtg. Corporation
       matures              4/1/2009             6.00%                                  109,466             109,466
     Federal Home Loan Mtg. Corporation
       matures              4/1/2009             6.50%                                  153,765             153,765

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


       Column A                                             Column B         Column C        Column D
       --------                                             --------         --------        --------
                                                          Face Amount          Cost
                                                           or Number          Basis of
 Name of Issuer and Title of Issue                       of Shares/Units    Investments     Fair Value
 ---------------------------------                       ---------------    -----------     ----------
 Financial Institution Pools (continued)

 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)
     Federal Home Loan Mtg. Corporation
       matures         10/1/2011       6.50%                                $ 1,499,186     $ 1,499,186
     Federal Home Loan Mtg. Corporation
       matures         12/15/2019      6.00%                                    544,917         544,917
     Federal Home Loan Mtg. Corporation
       matures         4/15/2021       9.00%                                  1,369,729       1,369,729
     Federal Home Loan Mtg. Corporation
       matures         1/1/2026        6.00%                                    936,908         936,908
     Federal Home Loan Mtg. Corporation
       matures         7/1/2026        6.50%                                    519,682         519,682
     Student Loan Marketing Association
       matures         8/1/2007        7.13%                                    701,902         701,902
     Banc One Auto TR
       matures         11/15/1997      6.85%                                    163,478         163,478
     Premier Auto TR
       matures         2/4/1999        7.15%                                  1,894,195       1,894,195
     Bayerische Landesbank Girozentrale
       matures         7/19/1999       6.55%                                  2,297,149       2,297,149
     MBNA Master Credit Card TR
       matures         8/16/1999       6.20%                                  2,527,260       2,527,260
     Standard Credit Card Master TR
       matures         6/7/2000        6.75%                                    785,382         785,382
     Standard Credit Card Master TR
       matures         4/7/2001        6.80%                                    522,286         522,286
     Asian Development Bank NTS
       matures         5/2/2001        8.50%                                  1,473,645       1,473,645
     American Express Master TR
       matures         7/15/2001       5.38%                                  1,366,641       1,366,641
     MBNA Master Credit Card TR
       matures         1/15/2003       6.60%                                  1,014,626       1,014,626
     Japan Fin Corp
       matures         4/27/2005       7.38%                                  1,453,580       1,453,580
     International BK for Recon & Dev
       matures         7/21/2005       6.38%                                  1,620,393       1,620,393
     Bayerische Landesbank Girozentrale
       matures         2/1/2006        6.17%                                  1,663,401       1,663,401
     KFW Int'l Fin Inc
       matures         6/1/2006        8.20%                                    983,074         983,074
     General Electric Cap Corp
       matures         7/24/2008       8.50%                                  1,050,622       1,050,622
     Landesbank Hessen
       matures         11/10/2008      6.25%                                  1,607,286       1,607,286
     International BK for Recon & Dev
       matures         3/1/2026        8.88%                                    548,882         548,882
                                                                            -----------     -----------

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

       Column A                                                 Column B           Column C         Column D
       --------                                                 --------           --------         --------
                                                              Face Amount            Cost
                                                               or Number           Basis of
 Name of Issuer and Title of Issue                          of Shares/Units      Investments       Fair Value
 ---------------------------------                          ---------------      -----------       ----------
 Commonwealth Life Insurance Company, Peoples Life Insurance
 Company & Trans America Life Insurance Company (continued)

 Total Commonwealth, Peoples & Trans America Contract                           $177,398,726      $177,398,726
                                                                                ------------      ------------

         Total Pools                                                             271,231,688       271,231,688
                                                                                ------------      ------------

         Total Investment Contracts                                              719,262,691       719,262,691
                                                                                ------------      ------------
 Short-Term Investments  --  1.20%

 GEBT Short-Term Investment Fund                                25,748,659        25,748,659        25,748,659

 GEBT Stable Value Government Fund                               5,501,801         5,501,801         5,501,801
                                                                                ------------      ------------

         Total Short-Term Investments                                             31,250,460        31,250,460
                                                                                ------------      ------------

         Total Interest Income Fund                                              750,513,151       750,513,151
                                                                                ------------      ------------
 GOVERNMENT SECURITIES FUND  --  1.13%

 Government Securities  --  0.99%

 United States Treasury Notes
    7.25%               due 2/15/1998                            1,650,000         1,666,601         1,677,076
 United States Treasury Notes
    7.125%              due 9/30/1999                            4,350,000         4,502,688         4,470,321
 United States Treasury Notes
    7.125%              due 2/29/2000                            4,350,000         4,510,313         4,478,456
 United States Treasury Notes
    5.875%              due 6/30/2000                            4,350,000         4,343,360         4,317,375
 United States Treasury Notes
    5.625%              due 2/28/2001                              750,000           736,582           735,120
 United States Treasury Notes
    6.375%              due 8/15/2002                            4,900,000         4,961,787         4,932,144
 United States Treasury Notes
    6.50%               due 5/15/2005                            3,000,000         3,060,541         3,020,160
 United States Treasury Notes
    6.50%               due 8/15/2005                            1,300,000         1,332,109         1,308,333
 United States Treasury Notes
    6.50%               due 10/15/2006                             750,000           759,023           754,103
                                                                                ------------      ------------

         Total Government Securities                                              25,873,004        25,693,088
                                                                                ------------      ------------
 Federal Agency Obligations  -- 0.11%

 Federal Home Loan Mtg. Corporation
    SER A  5.5%         due 2/2/2001                             3,000,000         2,978,775         2,911,410
                                                                                ------------      ------------


                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996


              Column A                                 Column B             Column C             Column D
              --------                                 --------             --------             --------
                                                     Face Amount              Cost
                                                      or Number             Basis of
Name of Issuer and Title of Issue                  of Shares/Units        Investments           Fair Value
---------------------------------                  ---------------        -----------           ----------

   Total Federal Agency Obligations                                    $      2,978,775      $     2,911,410
                                                                       ----------------      ---------------
Short-Term Investments  --  0.03%

BT Pyramid Government Securities Cash Fund                 811,717              811,717              811,717
                                                                       ----------------      ---------------
    Total Government Securities Fund                                         29,663,496           29,416,215
                                                                       ----------------      ---------------
GOVERNMENT SECURITIES FUND (GF)  --  0.05%

Government Securities  --  0.05%

United States Treasury Bills
  due  5/01/1997                                           500,000              473,324              473,324
United States Treasury Bills
  due  7/24/1997                                           500,000              472,400              472,400
United States Treasury Bills
  due 11/13/1997                                           250,000              238,077              238,077
                                                                       ----------------      ---------------
    Total Government Securities                                               1,183,801            1,183,801
                                                                       ----------------      ---------------
Short-Term Investments  --  0.00%

BT Pyramid Government Securities Cash Fund                 109,585              109,585              109,585
                                                                       ----------------      ---------------
    Total Government Securities Fund (GF)                                     1,293,386            1,293,386
                                                                       ----------------      ---------------
PHILIP MORRIS STOCK FUND  --  41.67%

Common Stock  --  40.57%

Tobacco  --  40.57%

Philip Morris Companies Inc.                             9,343,555 *        439,309,053        1,055,821,715

Short-Term Investments  --  1.10%

GEBT Short-Term Investment Fund                         28,613,393           28,613,393           28,613,393
                                                                       ----------------      ---------------
    Total Philip Morris Stock Fund                                          467,922,446        1,084,435,108
                                                                       ----------------      ---------------

 * On February 26, 1997, Philip Morris
 Companies Inc. announced a three-for-one split of its Common Stock, to be effected by a distribution on April 10, 1997, of two shares for each share held of record at the close of business on March 17, 1997.

                 KRAFT FOODS MASTER DEFINED CONTRIBUTION TRUST

               SCHEDULE I - INVESTMENTS as of December 31, 1996

              Column A                                   Column B            Column C          Column D
              --------                                   --------            --------          --------
                                                        Face Amount            Cost
                                                        or Number            Basis of
 Name of Issuer and Title of Issue                    of Shares/Units      Investments        Fair Value
 ---------------------------------                    ---------------      -----------        ----------
 INTERNATIONAL EQUITY FUND  --  2.17%

 Japanese Equity Index Fund  --  0.57%                         174,579     $   16,928,012     $   14,865,375
 Non Japanese Equity Index Fund --  1.60%                      282,909         35,371,872         41,535,576
                                                                           --------------     --------------

         Total Equity Index Funds                                              52,299,884         56,400,951
                                                                           --------------     --------------

 Short-Term Investments --   0.00%

 GEBT Short-Term Investment Fund                               114,499            114,499            114,499
                                                                           --------------     --------------

         Total International Equity Index Fund                                 52,414,383         56,515,450
                                                                           --------------     --------------

 BALANCED FUND  --  2.97%

 Balanced Fund  --  2.96%                                    6,451,741         72,890,632         77,162,828

 Short-Term Investments -- 0.01%

 GEBT Short-Term Investment Fund                               188,536            188,536            188,536
                                                                           --------------     --------------

         Total Balanced Fund                                                   73,079,168         77,351,364
                                                                           --------------     --------------

 GROWTH EQUITY FUND  --  4.71%

 Growth Equity Fund  --  4.70%                              10,123,806        117,556,907        122,194,340

 Short-Term Investments -- 0.01%

 GEBT Short-Term Investment Fund                               312,426            312,426            312,426
                                                                           --------------     --------------

         Total Growth Equity Fund                                             117,869,333        122,506,766
                                                                           --------------     --------------

 PARTICIPANTS' LOAN ACCOUNT -- 1.43%

 Loans to Participants -- 1.43%                             37,374,798         37,374,798         37,374,798
                                                                           --------------     --------------

         Total Participants' Loan Account                                      37,374,798         37,374,798
                                                                           --------------     --------------

         TOTAL INVESTMENTS                                                 $1,827,152,112     $2,602,501,815
                                                                           ==============     ==============
